Exhibit 99.5

DBS SATELLITE SERVICES (1998) LTD. CONDENSED INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2011 (UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as of September 30, 2011

Somekh Chaikin KPMG Millennium Tower 17 Ha’Arbaa Street, P.O. Box 609 Tel Aviv 61006	Telephone 03 684 8000 Fax 03 684 8444 Internet www.kpmg.

Review Report to the Shareholders of
DBS Satellite Services (1998) Ltd.

Introduction
We have reviewed the accompanying financial information of DBS Satellite Services (1998) Ltd (hereinafter - “the Company”), comprising of the condensed interim statement of financial position as of September 30, 2011 and the related condensed interim statements of income, comprehensive income, changes in equity and cash flows for the nine and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to Note 4 regarding the financial condition of the Company. The continuation of the Company’s activities depends on its compliance with the stipulations as set forth in the financing agreements with the banks.

/s/Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

November 2, 2011

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Financial Position as of

	September 30, 2011	September 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Assets

Trade receivables	163,548	161,431	168,847
Trade receivables and debit balances	11,919	8,961	11,150

Total current assets	175,467	170,392	179,997

Broadcasting rights, net of rights exercised	317,341	309,829	304,490
Property, plant and equipment, net	663,493	699,899	675,888
Intangible assets, net	99,610	80,124	82,769

Total non-current assets	1,080,444	1,089,852	1,063,147

Total assets	1,255,911	1,260,244	1,243,144

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Financial Position as of

	September 30, 2011	September 30, 2010		December 31, 2010
	(Unaudited)	(Unaudited)		(Audited)
	NIS thousands	NIS thousands		NIS thousands

Liabilities

Borrowings from banks	75,918	866,511		135,438
Current maturities for debentures	57,605	55,698		56,062
Trade payables and service providers	394,430	379,281		355,771
Other payables	159,494	151,074	*	164,951
Provisions	95,288	83,927	*	89,266

Total current liabilities	782,735	1,536,491		801,488

Debentures	1,122,953	580,684		1,030,973
Loans from institutions	-	199,657		-
Bank loans	365,819	-		470,810
Loans from shareholders	2,598,608	2,213,651		2,300,387
Long-term trade payables	37,440	58,213	*	54,264
Employee benefits	6,570	7,554		6,696

Total non-current liabilities	4,131,390	3,059,759		3,863,130

Total liabilities	4,914,125	4,596,250		4,664,618

Capital deficit
Share capital	29	29		29
Share premium	85,557	85,557		85,557
Options	48,219	48,219		48,219
Capital reserves	1,537,271	1,537,271		1,537,271
Capital reserve for share-based payments	10,278	9,087		9,391
Accumulated deficit	(5,339,568)	(5,016,169)		(5,101,941)

Total capital deficit	(3,658,214)	(3,336,006)		(3,421,474)

Total liabilities and equity	1,255,911	1,260,244		1,243,144

/s/David Efrati	/s/Ron Eilon	/s/ Katriel Moriah
David Efrati	Ron Eilon	Katriel Moriah
(Authorized to sign as chairman of the board)	CEO	CFO
(See Note 8)

* Reclassified

Date of approval of the financial statements: November 2, 2011

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Income Statements

	For the nine months ended		For the three months ended		For the year ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenue	1,214,978	1,182,710	405,468	395,347	1,582,930

Cost of revenue	808,676	842,188	267,780	258,524	1,128,848

Gross profit	406,302	340,522	137,688	136,823	454,082

Selling and marketing expenses	111,968	103,521	37,171	31,543	143,202

General and administrative expenses	104,287	99,283	37,153	33,538	132,561

	216,255	202,804	74,324	65,081	275,763

Operating profit	190,047	137,718	63,364	71,742	178,319

Financing expenses	139,592	136,959	42,941	56,393	181,584

Financing income	(10,927)	(2,354)	(474)	(2,427)	(9,313)

Shareholders’ financing expenses	298,221	231,764	96,242	95,550	318,499

Financing expenses, net	426,886	366,369	138,709	149,516	490,770

Loss before income tax	(236,839)	(228,651)	(75,345)	(77,774)	(312,451)

Income tax	788	751	540	577	1,188

Loss for the period	(237,627)	(229,402)	(75,885)	(78,351)	(313,639)

Basic and diluted loss per share (NIS)	7,948	7,673	2,538	2,621	10,491

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Comprehensive Income

	For the nine months ended		For the three months ended		For the year ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Loss for the period	(237,627)	(229,402)	(75,885)	(78,351)	(313,639)

Other items of comprehensive income:
Actuarial losses from a defined benefit plan	-	-	-	-	(1,535)

Other comprehensive loss for the period	-	-	-	-	(1,535)

Total comprehensive loss for the period	(237,627)	(229,402)	(75,885)	(78,351)	(315,174)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Options	Capital reserve	Capital reserve for share-based payments	Accumulated deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Nine months ended September 30, 2011 (unaudited)

Balance as of January 1, 2011 (audited)	29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)

Total comprehensive income for the period
Loss for the period	-	-	-	-	-	(237,627)	(237,627)
Other comprehensive loss for the period	-	-	-	-	-	-	-

Total other comprehensive loss for the period (unaudited)	29	85,557	48,219	1,537,271	9,391	(5,339,568)	(3,659,101)

Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	887	-	887

Balance as of September 30, 2011 (unaudited)	29	85,557	48,219	1,537,271	10,278	(5,339,568)	(3,658,214)

Nine months ended September 30, 2010 (unaudited)

Balance as of January 1, 2010 (audited)	29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

Total comprehensive income for the period
Loss for the period	-	-	-	-	-	(229,402)	(229,402)
Other comprehensive loss for the period	-	-	-	-	-	-	-

Total other comprehensive loss for the period (unaudited)	29	85,577	48,219	1,537,271	6,931	(5,016,169)	(3,338,162)

Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	2,156	-	2,156

Balance as of September 30, 2010 (unaudited)	29	85,557	48,219	1,537,271	9,087	(5,016,169)	(3,336,006)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Options	Capital reserve	Capital reserve for share-based payments	Accumulated deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Three months ended September 30, 2011 (unaudited)

Balance as of July 1, 2011 (unaudited)	29	85,557	48,219	1,537,271	9,990	(5,263,683)	(3,582,617)

Total comprehensive income for the period
Loss for the period	-	-	-	-	-	(75,885)	(75,885)
Other comprehensive loss for the period	-	-	-	-	-	-	-

Total other comprehensive loss for the period (unaudited)	29	85,557	48,219	1,537,271	9,990	(5,339,568)	(3,658,502)

Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	288	-	288

Balance as of September 30, 2011 (unaudited)	29	85,557	48,219	1,537,271	10,278	(5,339,568)	(3,658,214)

Three months ended September 30, 2010 (unaudited)

Balance as of July 1, 2010 (unaudited)	29	85,557	48,219	1,537,271	8,376	(4,937,818)	(3,258,366)

Total comprehensive income for the period
Loss for the period	-	-	-	-	-	(78,351)	(78,351)
Other comprehensive loss for the period	-	-	-	-	-	-	-

Total other comprehensive loss for the period (unaudited)	29	85,577	48,219	1,537,271	8,376	(5,016,169)	(3,336,717)

Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	711	-	711

Balance as of September 30, 2010 (unaudited)	29	85,557	48,219	1,537,271	9,087	(5,016,169)	(3,336,006)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Options	Capital reserve	Capital reserve for share-based payments	Accumulated deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Year ended December 31, 2010 (audited)

Balance as of January 1, 2010 (audited)	29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

Total comprehensive income for the year

Loss for the year	-	-	-	-	-	(313,639)	(313,639)

Other comprehensive loss for the year	-	-	-	-	-	(1,535)	(1,535)

Total other comprehensive loss for the year	-	-	-	-	-	(315,174)	(315,174)

Transactions with owners recognized directly in equity

Share-based payments	-	-	-	-	2,460	-	2,460

Balance as of December 31, 2010 (audited)	29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Cash Flow

	For the nine months ended		For the three months ended		For the year ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities

Loss for the period	(237,627)	(229,402)	(75,885)	(78,351)	(313,639)

Adjustments
Depreciation and amortization	213,798	199,710	74,074	67,780	284,732
Financing expenses, net	417,319	328,576	138,718	126,292	465,562
Proceeds from sale of property, plant and equipment	(156)	(44)	(91)	(15)	(35)
Share-based payments	887	2,156	288	711	2,460
Income tax expenses	788	751	540	577	1,188

Change in trade receivables	5,299	(1,279)	(5,257)	(1,137)	(8,695)
Change in accounts receivable and debit balances	(769)	2,514 *	(1,306)	3,726 *	363
Change in trade payables and service providers	8,002	(16,802)*	(868)	(21,966)*	(2,731)
Change in other payables and provisions	565	99,427 *	8,298	31,927 *	83,659
Change in broadcasting rights, net of rights exercised	(12,851)	(25,063)	(3,563)	(2,943)	(19,724)
Change in employee benefits	(126)	165	(207)	93	(438)

	632,756	590,111 *	210,626	205,045 *	806,341

Income tax paid	(788)	(751)	(540)	(577)	(1,188)

Net cash from current operations	394,341	359,958 *	134,201	126,117	491,514

Cash flows used in investing activities
Proceeds from the sale of property, plant and equipment	354	1,493	156	1,056	1,589
Acquisition of property, plant and equipment	(156,638)	(151,461)	(51,634)	(52,441)	(226,728)
Acquisition of intangible assets	(17,418)	(10,221)	(6,428)	(2,500)	(14,897)
Payments for subscriber acquisition	(28,791)	(27,299)	(9,274)	(9,771)	(36,756)

Net cash used in investment activities	(202,493)	(187,488)	(67,180)	(63,656)	(276,792)

* Reclassified

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Cash Flow (Contd.)

	For the nine months ended		For the three months ended		For the year ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows used in financing activities

Repayment of loans from institutions	-	-	-	-	(115,731)
Bank loans received	-	255,000	-	-	255,000
Repayment of bank loans	(84,851)	(283,105)	-	(55,020)	(580,718)
Repayment of debentures	(57,271)	(55,020)	(57,271)	-	(55,020)
Short-term bank credit from banks, net	(79,660)	4,685	6,076	22,489	41,232
Payment for lease financing obligation	(397)	-	(397)	-	-
Interest paid	(88,221)	(94,030)	(35,418)	(29,930)	(203,444)
Issue of debentures, net	118,553	-		-	443,959

Net cash used for financing activities	(191,847)	(172,470)	(87,010)	(62,461)	(214,722)

Change in cash and cash equivalents	-	-	(19,990)	-	-

Cash and cash equivalents at the beginning of the period	-	-	19,990	-	-

Cash and cash equivalents at the end of the period	-	-	-	-	-

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 1 –REPORTING ENTITY

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998. The Company’s head office is at 6 Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for a further six years under certain conditions. The Company's operations are subject, inter alia, to the Communications Law (Telecommunications and Broadcasts), 1982 (“the Communications Law”) and the regulations and rules promulgated thereunder and to the license terms.

Pursuant to its license, Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”) is required to maintain full structural separation between it and its subsidiaries, and between it and the Company. Additionally, on March 31, 2004, the Minister of Communications published a document banning certain business alliances between Bezeq and its subsidiaries, and between Bezeq and the Company, unless, inter alia, there is a material deterioration in the competitive status of the Company. The Ministry is considering the approval of certain exemptions regarding the restrictions relating to the alliances while amending the license. This process has not yet been completed.

In August 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 1988) between the Company and Bezeq by exercising the options held by Bezeq into Company shares, subject to certain conditions, and ruled against the merger.

NOTE 2 - BASIS OF PREPARATION

A.	Statement of compliance

The condensed interim financial statements have been prepared in conformity with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2010 (“the annual statements”). In addition, these statements have been prepared in conformity with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The condensed interim financial statements were approved by the Company's Board of Directors on November 2, 2011.

B.	Use of estimates and judgment

The preparation of the condensed financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgment of management when applying the Company’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those applied in the annual financial statements.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in these condensed interim financial statements are consistent with those applied in the annual financial statements for the year ended December 31, 2010, except as described below:

A.
Recognition of actuarial gains or losses

The Company does not produce in every interim reporting period an updated actuarial assessment for measuring employee benefits unless there are significant changes during the interim period in the principal actuarial assumptions in a defined benefit plan: discount rate, expected return on plan assets, employee leave rate and the rate of future salary increases. As a result, actuarial gains or losses are not recognized in the reporting period.

B.	Initial application of new accounting standards

(1)
Related party disclosures

Beginning January 1, 2011, the Company applies IAS 24 (2009) – Related Party Disclosures (“the Standard”). The Standard includes changes in the definition of a related party and modifications of disclosure requirements for government-related entities. The Standard is applied retrospectively.

For the initial application of the Standard, the Company mapped the relationships of the related parties. According to the new definition and following the mapping, new related parties were identified. The Company had no transactions with these related parties in the reporting period and in corresponding periods.

(2)
Interim financial reporting

Beginning January 1, 2011, the Company applies the amendment to IAS 34 – "Interim Financial Reporting", regarding significant events and transactions ("the Amendment"), which was published as part of the improvements to IFRSs issued by the International Accounting Standards Board (IASB) for 2010. According to the Amendment, the list of  events and transactions requiring disclosure in interim financial statements was expanded. In addition, the minimum requirement for disclosure in the current standard, prior to the Amendment, was eliminated. The disclosures required according to the Amendment were reflected in these condensed interim financial statements.

C.	New standards which have not yet been adopted

In May 2011, IFRS 13, Fair Value Measurement (“the Standard”) was published. This Standard replaces the directives in respect of the method of measuring fair value which appear in the various IFRSs and consequently it is the only source for directives on measuring fair value under IFRS. For this purpose, the Standard defines fair value, sets a directive framework for fair value measurement and establishes new disclosure requirements in respect of fair value measurement. The Standard shall be applied for annual periods commencing on January 1, 2013. Early application is possible subject to provision of disclosure. The Standard shall be applied prospectively when the disclosure requirements of the Standard do not apply to comparative information for periods prior to first-time application of the Standard. The Company is reviewing the consequences of adoption of the Standard on the financial statements.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Contd.)

C.	New standards which have not yet been adopted (contd.)

In June 2011 an amendment was published to IAS 19, Employee Benefits (“the Amendment”). The Amendment contains a number of modifications to the accounting treatment of employee benefits. The Amendment eliminates the possibility of postponing the recognition of actuarial gains and losses and costs of past service which have not yet matured. Also modified were the definitions of short-term employee benefits and of other long-term benefits, disclosure requirements were added for defined benefit plans which are designed, inter alia, to provide better information regarding the characteristics of these benefit plans and the associated risks. In addition, it was determined that termination benefits will be recognized on the earlier of the dates on which the Company recognizes, pursuant to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, restructuring costs which also include payment of termination benefits, and the date on which the entity can no longer withdraw its proposal for payment of termination benefits.

The Amendment will apply for annual periods commencing on or after January 1, 2013, and will be applied retroactively. Early application is possible subject to provision of disclosure. At this stage the Company is reviewing the consequences of adoption of the Standard on the financial statements.

NOTE 4 – FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company's losses in 2010 amounted to NIS 314 million and losses in the nine months ended September 30, 2011 amounted to NIS 238 million. As a result of these losses, the Company's capital deficit and working capital deficit at September 30, 2011 amounted to NIS 3,658 million and NIS 607 million, respectively.

B.	1.
In March 2011, the Company expanded Debentures (Series B) by issuing additional debentures in the amount of NIS 117 million par value and which totaled NIS 120 million. Maalot gave the Debentures (Series B) a rating of ilA-. According to the amendment to the Company’s bank finance agreement, fifty percent of the proceeds from the issuance will be used for early partial repayment of the Company’s long-term bank loans.

2.	At September 30, 2011, the Company is in compliance with the financial covenants set for it.

3.
The Company's management believes that the financial resources at its disposal will be sufficient for the Company’s operations for the coming year, based on the cash flow forecast approved by the Company’s board of directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 5 – CONTINGENT LIABILITIES

LEGAL CLAIMS

A.	Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company. Most of these claims are for alleged non-payment of salary components and delay in salary payment. At September 30, 2011, these claims amounted to NIS 1,649,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1,640,000, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, the Company’s customers filed claims against the Company. At September 30, 2011, these claims amounted to NIS 1,050,675,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 3,526,000, where provisions are required to cover the exposure resulting from such claims.

Of these claims, there are claims amounting to NIS 310,000 which cannot yet be assessed.

Further to the claim for broadcasting disruptions which was included in the customer claims described in note 21B to the 2010 annual financial statements, on July 21, 2011, a motion was filed in the Tel Aviv – Jaffa District Court to certify a settlement agreement under which the Company would offer the following benefits to any subscriber living in northern towns in the disruption period, as detailed in the settlement agreement: anyone who is a current subscriber of the Company – 3 DVDBOX movies or one of the channel packages listed in the settlement agreement for 60 days; anyone who is no longer a subscriber of the Company – an option to subscribe to its services and become entitled to the above-mentioned benefits or to receive NIS 35. Under the settlement agreement, the class representative would be paid compensation of NIS 200,000 and its lawyers NIS 1,300,000. During the motion which was heard on October 24, 2011, the court ordered the parties to submit notice of an amendment to the motion for certification of the settlement agreement, so that in addition to publication of this notice of the motion for certification of the settlement arrangement as set forth in the settlement agreement, said notice would also be sent to members of the first group via the Company's subscriber notification system. Furthermore, during the hearing, dates were set for submission of a response from the Attorney-General.

Further to the claim regarding the Company's breach of duty to hearing impaired customers, which was included in the customer claims described in note 21B to the annual financial statements, on September 11, 2011, the parties filed a motion in the Tel Aviv – Jaffa District Court to certify a settlement agreement. This agreement defined a benefit period during which the Company would offer an additional 90 hours to be accompanied by subtitling and sign language, and the motion for certification would be amended so that it would apply until the date on which the court certified the settlement agreement. The agreement also stipulated that NIS 40,000 would be paid to the class representative as special compensation, and NIS 324,800 (including VAT as required by law) to its lawyer as its fee. A hearing of the motion for certification of the settlement agreement was set for January 22, 2012.

C.	Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services to the Company filed various claims against the Company. The main claim was filed for alleged damage to a supplier as a result of the Company's negligence. At September 30, 2011, these claims amounted to NIS 63,064,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 75,000, where provisions are required to cover the exposure resulting from such claims. See note 7 for details of events which occurred after the balance sheet date.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 5 – CONTINGENT LIABILITIES (Contd.)

D.	Investigation by the Authority

In March 2011, the Consumer Protection Authority conducted an investigation of the CEO of DBS. To the best of DBS's knowledge, the investigation concerns suspicions of alleged violations of the Consumer Protection Law by DBS, regarding contentions of deception and lack of disclosure when contracting with customers. At the reporting date, DBS has not yet received an update regarding the investigation results.

NOTE 6 –EVENTS IN THE BALANCE SHEET PERIOD

A.
An amendment to the law restricting the exit fees a licensee may charge its subscribers took effect on August 8, 2011 and its main changes are that its provisions will apply to subscribers whose average monthly bills are less than NIS 5,000 and it will be impossible to charge exit fees to a subscriber entering into an agreement after the commencement of the amendment who then cancels it. Three months later the amendment will also apply to a subscriber entering into an agreement before the amendment to the law takes effect who then cancels it. However it will be possible to charge such subscribers a fee for cancelling the agreement which is limited to 8% of the subscriber’s average monthly bill prior to the cancellation date, multiplied by the number of months remaining until expiration of the contract period.

B.
In July 2011 the chairman of the Council notified the Company of his intention to recommend to the Council that it amend the Company's broadcasting license so that the sum of the deposit paid by a subscriber borrowing an HD or PVR decoder will be limited to its purchase cost (with cancellation of the relief which used to be granted to the Company for these advanced decoders). In August 2011 the chairman of the Council notified the Company, inter alia, of his intention to recommend to the Council that it amend the subscriber agreement so that the sum of the deposit paid for borrowing used terminal equipment would not exceed its amortized cost. The Company was invited to comment on these recommendations and is planning to submit them to the Council.

C.
In respect of note 6 to the financial statements, in the corresponding period of last year, regarding the VAT audit which took place in the Company, on September 8, 2011 the Company signed an agreement with the tax authority regarding the VAT audit assessment for the period from January 2006 until July 2010.

D.
In September 2011 Bezeq's board of directors concluded that the changes which took place in its holdings structure have no consequences for the third tranche of the options allotted to its CEO and that they are valid and exercisable.

E.
In respect of note 32C to the annual report regarding an amendment to the Royalties (Satellite Broadcasting) Regulations, further to appeals filed by Bezeq and other communications companies in the High Court of Justice (HCJ), and to a proposal from the HCJ for a resolution to the dispute, on September 20, 2011, the State announced that the texts of the amendment to the Satellite Regulations stipulated that the rate of royalties in 2012 would be 1.75%, and that it intended to submit an amendment to the remaining regulations for approval by the Knesset to the effect that the rate of royalties for 2012 would be reduced to 1.75%, and as of 2013 it would be 0%. The HCJ ruled that the State should submit another update notice by November 30, 2011.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 7 – MATERIAL EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

A.
In February 2011 the Council notified the Company that it was not in compliance with its duty to invest in local productions for the channels owned by external producers and its duty to invest in local productions for infants, children and youth in 2009. The Council announced that the Company should remedy these deficiencies in 2011 and 2012, and in some of the categories, also in 2013. Since the Company disputes some of the Council’s findings, it has requested that the Council modify its position regarding the interpretation of section 17A(B) of the Broadcasting Rules which stipulates that at least 50% of the Company's total investment in local productions should be invested in local productions broadcast on channels which it does not produce (“external channels”) since the Council believes that investments in productions which have been produced with the involvement of the Company and are broadcast on external channels should not be recognized.

On October 30, 2011, the Company received a letter from the chairman of the Council stating that in order to comply with the section’s provisions, the Company had to cut itself off from the productions broadcast on the external channels; that the Council intended to order the Company to invest sums in external channels equal to double the sums of the breach recorded for the Company from 2007 to 2009 and to recommend to the Minister of Communications that he forfeit the guarantee deposited by the Company under its license (the Company does not know whether a full or partial forfeit is under consideration). It is noted that these recommendations have not yet been accepted. If the Council does not change its decision, deficiencies in this category are likely in 2010 and 2011, and the Company will have to make changes to its mix of local productions and the way in which they are commissioned.

This notice from the Council’s chairman is subject to a decision from the Council, and regarding the guarantee, to a decision from the Minister of Communications.

The Company's legal counsel believes that at this preliminary stage it is impossible to assess the consequences for the Company if the notice is implemented.

B.
In October 2011 the Council notified the Company that as from 2012 it would regard its revenues from subscriber fees which constitute a basis for the calculation of its original production obligation, as including all the payments made by its subscribers to receive its broadcasts and services, including revenues from terminal equipment and its installation, whereas previously the policy adopted by the Council with regard to the inclusion of revenues from terminal equipment in the calculation of the original production obligation was conditional upon a mechanism based on the profitability of this revenue component, and in most of the previous years the component was not included as a basis for this calculation. The Company disputes this finding and intends to request that the Council change its decision in this matter.

C.
On October 6, 2011, a settlement agreement was signed by the Company, Pace and Eurocom Digital Communications Ltd., in resolution and settlement of their disputes, whereby a new supply agreement between the Company and Pace takes effect under which Pace will supply the Company, at no charge, with a certain number of decoders. Following an application filed by the parties in the District Court for approval of the settlement agreement, on October 9, 2011 the District Court ordered the dismissal of the claim and counterclaim in accordance with the consent of the parties.

NOTE 8 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS FOR THE APPROVAL MEETING

At the date of approval of the financial statements, the Company’s Board of Directors does not have an incumbent chairman. Consequently, the Company’s Board of Directors authorized David Efrati, a director in the Company, to serve as chairman of the Board of Directors’ meeting convened to approve the financial statements and to sign the Company’s financial statements as of September 30, 2011.